Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Prana Biotechnology Limited and Subsidiaries (a development stage enterprise), or the Group, was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. Our product candidates are in early to midstage development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval. For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2016.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have developed a library of Metal Protein Attenuating Compounds (MPACs) that intercede in the metal mediated toxic gain of function of aggregation prone disease proteins such as beta amyloid, alpha-synuclein and mutant huntingtin proteins. PBT2 is the most advanced of the MPACs in the Prana pipeline for Alzheimer’s disease and Huntington disease. Four Phase I studies and four Phase II studies in either Alzheimer’s disease or Huntington disease have been completed. PBT434 is our lead next generation MPAC that is being developed for the treatment of Parkinsonian movement disorders. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2016.

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Highlights For The Six Months Ended December 31, 2016

PBT2 Huntington disease clinical development update

In February 2015, we reported that the U.S. Food and Drug Administration (FDA) had placed PBT2 on Partial Clinical Hold (PCH) based on particular non-clinical neurotoxicology findings in a dog study which limit the dose of PBT2 that we can use in future trials. A Complete Response was filed presenting strong clinical safety information and rationale to continue development into Phase 3. The FDA has maintained its partial clinical hold with the FDA seeking information and data from additional prospective non-clinical investigations in dogs to further characterize the particular neurotoxicity findings in the dog study. In November 2016, we met with two regulatory authorities in Europe, the Medical and Healthcare Regulatory Agency in London and the Medicinal Products Agency in Stockholm, to discuss the steps required to initiate a Phase 3 program. As previously reported both agencies encouraged Prana’s planned development program in Huntington disease in view of the very large unmet need in this debilitating disease. Similar to the FDA, both agencies recommended further non-clinical investigations to further characterize the particular neurotoxicity and reversibility of the neurotoxic findings in the dog.

Further analysis on the nature of the cognitive improvement observed in the Phase 2 ‘Reach2HD’ study was presented in July 2016 at the International Movement Disorders Conference in Berlin, Germany and at the American Neurological Association Annual meeting in Baltimore, Maryland in the United States. This analysis reviewed the Patient Reported Outcomes from the Phase 2 Huntington disease trial ‘HD-PROP’ and showed that self reported improvement was strongly associated with PBT2 administration.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in multiple mouse models of Parkinson’s disease. In addition to exploring Parkinsonian Movement Disorders, Prana has advanced this program with ‘proof of concept’ mouse models of atypical Parkinsonian conditions. Specifically, in synucleinopathies or tauopathies including conditions such as Multiple System Atrophy, Dementia with Lewy Bodies, Corticobasal Degeneration and Progressive Supranuclear Palsy. PBT434 has been shown to decrease insoluble forms of α-synuclein, prevent the phosphorylation of tau protein and promote neuronal preservation with consequent improvement in motor and cognitive function.

A comprehensive International Council for Harmonisation of Technical Requirements for Human Use (ICH) compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic, pharmacokinetic and toxicological profile. PBT434 has been shown to be well tolerated with limited toxicity. A pre-IND dossier was submitted to the FDA to obtain preliminary advice from the Agency on the suitability of the non-clinical package and manufacturing of PBT434 to support Phase I studies. The written response from the FDA did not identify any substantive issues ahead of us submitting our full non-clinical and manufacturing package for approval to enable Phase 1 studies.

Pipeline development from translational Biology Program

New development candidates from Prana’s Metal-Protein Attenuating Compounds (MPACs) have emerged over the reporting period. These MPACs have demonstrated a number of key attributes required to tackle neurodegenerative processes including: the ability to reduce metal mediated oxidative and nitrosative stress, inhibit target protein oligomer aggregation and restore neuronal interconnections. The new candidates arose from novel discovery chemistry to create new chemical entities within new generation MPAC chemical scaffolds that are orally bioavailable and brain penetrable.

Prana actively continues to review other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.

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Cash

The Group’s cash on hand as at December 31, 2016 totaled A$28.3 million. In addition, the Group has recorded a trade receivable at December 31, 2016 of A$1.83 million from the Australian Tax Office. This amount is in respect of the 2017 R&D tax incentive claim. The Group expects to receive payment during the 12 months ended June 30, 2018.

Six Months Ended December 31, 2016 Compared to Six Months Ended December 31, 2015

Revenue from ordinary activities

Revenue from ordinary activities, consisting of interest income, decreased to A$72,883 for the six months ended December 31, 2016 from A$77,328 for the six months ended December 31, 2015, a decrease of A$4,445, or 5.75%. The decrease in interest income is primarily attributable to decreased amounts of cash being carried in interest bearing accounts.

Other income

Other income of A$1,830,734 for the six months ended December 31, 2016 consist of the Group’s estimate of R&D tax incentives claimable from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. This amount decreased by A$948,609, or 34.13% from A$2,779,343 for the six months ended December 31, 2015. This decrease is primarily caused by the decrease in total R&D expenditure for the period and the decrease in the tax incentive rate from 45% to 43.5%.

General and administration expenses

General and administration expenses increased to A$2,029,682 for the six months ended December 31, 2016 from A$1,959,153 for the six months ended December 31, 2015, which represented an increase of A$ 70,529, or 3.60%. The increase in general and administration expenses was mainly caused by the overall increase in CPI.

Research and development expenses

Research and development expenses decreased to A$3,832,414 for the six months ended December 31, 2016 from A$4,918,889 for the six months ended December 31, 2015, which represented a decrease of A$1,086,475, or 22.09%. The decrease in research and development expenses in the six months ending December 31, 2016 is attributable to the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical hold.

Other gains and losses

Other gains and losses consist of gains from foreign exchange for the periods. Gains from foreign exchange decreased to A$496,019 for the six months ended December 31, 2016 from A$1,318,999 for the six months ended December 31, 2015, a decrease of A$822,980, or 62.39%. The decrease in gains from foreign exchange between the two periods was primarily caused by the lower degree of fluctuation between U.S. dollars and Australian dollars during the current period as compared to the prior period.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2016 our accumulated deficit totaled A$128,527,027. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments. Please see our Annual Report on Form 20-F for the year ended June 30, 2016 for a discussion of our financing efforts prior to June 30, 2016.

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We had A$28,341,761 of cash and cash equivalents at December 31, 2016 compared to A$28,593,538 at June 30, 2016.

The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing "at the market” (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014, has been a successful source of raising funds. In prior reporting periods, the Group has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility.

The Group has on issue a total of 19.4 million unlisted, unexercised options. The options have exercise prices ranging from A$0.25 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.5 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

Capital expenditures for the six months ended December 31, 2016 were A$22,159 and capital expenditures for the six months ended December 31, 2015 were A$1,736. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% (2015: 45%) refundable tax offset. In the half-year ended December 31, 2016, we recorded A$1,830,734 in other income with respect to funds we will receive in relation to the 2017 financial year under the research and development incentive scheme. In the half-year ended December 31, 2015, we recorded A$2,779,343 in other income with respect to funds we received in relation to the 2016 financial year under the research and development incentive scheme.

Our management believes that the going concern basis of preparation of our consolidated financial statements for the six months ended December 31, 2016 is appropriate given our cash position.

In addition, we have the ability to scale down our operations and prioritize our research and development programs should the need arise to conserve cash.

Cash Flows

Net cash used in operating activities decreased to A$620,953 for the six months ended December 31, 2016 from A$7,378,540 for the six months ended December 31, 2015. Net cash used in operating activities primarily consists of payments to suppliers and employees. The decrease in net cash used in the 2016 period was primarily due to the reduction in research & development activities and the receipt of the R&D tax incentive payment for the fiscal year 2016 during the period.

Net cash used by investing activities increased to A$22,159 for the six months ended December 31, 2016 from A$1,736 for the six months ended December 31, 2015. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

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Net cash used in financing activities increased to A$154,362 for the six months ended December 31, 2016 from A$nil for the six months ended December 31, 2015. The increase is attributable to compliance costs associated with the ATM facility.

We realized a foreign exchange gain of A$545,697 for the six months ended December 31, 2016 compared to a gain of A$1,377,245 for the six months ended December 31, 2015 due to the lower degree of fluctuation between U.S. dollars and Australian dollars during the current period as compared to prior period.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2016.

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